December 6, 2021

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michelle Miller

Sharon Blume

Tonya K. Aldave

Erin Purnell

Re:	Nu Holdings Ltd.

Registration Statement on Form F-1

File No. 333-260649

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nu Holdings Ltd. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-260649) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 2:30 p.m., Eastern Standard Time, on December 8, 2021, or as soon as practicable thereafter. The Company hereby authorizes Byron B. Rooney and Manuel Garciadiaz of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Rooney at +1 212 450-4658 or to Mr. Garciadiaz at +1 212 450-6095 and that such effectiveness also be confirmed in writing.

Very truly yours,

Nu Holdings Ltd.

By:	/s/ David Vélez Osorno
Name: David Vélez Osorno
Title: Chief Executive Officer